

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Anthony Geisler
Chief Executive Officer
Xponential Fitness, Inc.
17877 Von Karman Ave, Suite 100
Irvine, CA 92614

Re: Xponential Fitness, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 16, 2021
File No. 333-257443

Dear Mr. Geisler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 Filed July 16, 2021

Unaudited Pro Forma Information, page 90

1.   We note your disclosure in note (7) on page 95, that you evaluated the fair value of shares being purchased from LCAT for $154.2 million and determined that the payment exceeded the fair value by $10 million, which you state is reflected as a deemed dividend in the pro forma results for the year ended December 31, 2020. Please tell us where the deemed dividend is reflected in the pro forma results.

Dilution, page 100

2.   Based on the ($6.74) pro forma net tangible book value per share as of March 31, 2020, which you provided, it does not appear that you used 33,440,264 shares in your

calculation, as is shown in your table (pre-IPO LLC Members) on page 101. Please tell us the number of shares before the offering that you used in your dilution calculation and show us how you calculated the number. In addition, we note your statement in paragraph four, that your pro forma as adjusted net tangible book value (deficit) represents an immediate increase in net tangible book value of $17.95 per share to existing equity holders and an immediate dilution in net tangible book value of $15.00 per share to new investors. Please reconcile these amounts to the dilution table immediately below the paragraph.

Description of Capital Stock
Certain Certificate of Incorporation, Bylaws and Statutory Provisions, page 201

3. We re-issue comment 3, as you have not reconciled the exclusive forum provision in your Amended and Restated Certificate of Incorporation with the disclosure in the Registration Statement. The disclosure in your Description of Capital Stock section on page 201 continues to indicate that the provision will designate the federal district courts of the United States as the exclusive forum for any claims arising under the Exchange Act or Securities Act, however, your charter has no such provision. Please revise to reconcile these inconsistencies and to state, as you do in your charter, that your exclusive forum provision does not apply to claims arising under the Exchange Act or Securities Act.

You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alan F. Denenberg